List of Subsidiaries

Subsidiary                                       Jurisdiction

Cambex Investment Corporation                    Delaware
Cambex Securities Corporation                    Massachusetts
Cambex Foreign Sales Corporation                 U.S. Virgin Islands
Cambex Europe, B.V.                              The Netherlands
Cambex GmbH                                      Germany
Cambex UK Ltd.                                   England
Cambex Europe S.a.r.l.                           France